Consolidated Financial Statements

Consolidated Statement of Income
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2004	2004	2004	2003	2003	2004	2003
Interest, Dividend and Fee Income
Loans (Note 2)	$1,693	$1,639	$1,715	$1,708	$1,773	$5,047	$5,262
Securities	363	354	392	389	411	1,109	1,212
Deposits with banks	114	115	105	98	83	334	258

	2,170	2,108	2,212	2,195	2,267	6,490	6,732

Interest Expense
Deposits	652	692	721	725	770	2,065	2,232
Subordinated debt	48	47	50	54	56	145	181
Other liabilities	200	183	184	179	218	567	657

	900	922	955	958	1,044	2,777	3,070

Net Interest Income	1,270	1,186	1,257	1,237	1,223	3,713	3,662
Provision for credit losses (Note 3)	(110)	5	15	95	90	(90)	360

Net Interest Income After Provision for Credit Losses	1,380	1,181	1,242	1,142	1,133	3,803	3,302

Non-Interest Revenue
Securities commissions and fees	242	301	271	259	228	814	635
Deposit and payment service charges	188	184	187	194	194	559	562
Trading revenues (Note 2)	59	69	50	52	78	178	223
Lending fees	89	70	77	75	73	236	218
Card fees (Note 2)	81	28	79	88	79	188	202
Investment management and custodial fees	81	76	75	75	75	232	228
Mutual fund revenues	98	96	88	84	80	282	237
Securitization revenues	46	45	43	56	54	134	188
Underwriting and advisory fees	73	104	87	66	69	264	202
Investment securities gains (losses)	5	93	40	8	12	138	(49)
Foreign exchange, other than trading	39	53	40	43	45	132	117
Insurance income	37	34	31	31	31	102	93
Other revenues	83	98	38	101	66	219	232

	1,121	1,251	1,106	1,132	1,084	3,478	3,088

Net Interest Income and Non-Interest Revenue	2,501	2,432	2,348	2,274	2,217	7,281	6,390

Non-Interest Expense
Employee compensation (Notes 2 & 5)	919	935	953	943	869	2,807	2,635
Premises and equipment	311	315	302	321	301	928	943
Amortization of intangible assets	27	26	26	23	26	79	82
Other expenses	281	289	280	258	289	850	882

Total Non-Interest Expense	1,538	1,565	1,561	1,545	1,485	4,664	4,542

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	963	867	787	729	732	2,617	1,848
Income taxes	295	250	240	200	212	785	488

	668	617	547	529	520	1,832	1,360
Non-controlling interest in subsidiaries	14	15	15	16	16	44	48

Net Income	$654	$602	$532	$513	$504	$1,788	$1,312

Preferred dividends	$20	$20	$19	$20	$21	$59	$62
Net income available to common shareholders	$634	$582	$513	$493	$483	$1,729	$1,250
Average common shares (in thousands)	502,177	502,619	501,218	498,934	496,830	501,999	495,289
Average diluted common shares (in thousands)	514,800	516,430	515,683	511,151	507,156	515,632	505,628

Earnings Per Share (Canadian $)
Basic	$1.27	$1.16	$1.02	$0.99	$0.97	$3.45	$2.52
Diluted	1.24	1.12	1.00	0.97	0.95	3.36	2.47
Dividends Declared Per Common Share	0.40	0.40	0.35	0.35	0.33	1.15	0.99

The accompanying notes to consolidated financial statements are an integral part of these statements.

BMO Financial Group Third Quarter Report 2004  17

Consolidated Financial Statements

Consolidated Balance Sheet
(Unaudited) (Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2004	2004	2004	2003	2003
Assets

Cash Resources	$20,788	$22,266	$19,762	$19,860	$19,664

Securities
Investment	15,633	18,385	18,730	19,660	20,051
Trading	34,977	39,004	38,730	35,119	33,945
Loan substitutes	11	11	11	11	6

	50,621	57,400	57,471	54,790	54,002

Loans
Residential mortgages	55,969	54,512	53,098	52,095	50,830
Consumer instalment and other personal	24,568	23,623	22,411	22,103	21,948
Credit cards	3,530	3,405	3,363	2,967	2,904
Businesses and governments	54,673	54,176	52,314	51,889	52,981
Securities purchased under resale agreements	15,295	17,363	14,893	13,276	14,050

	154,035	153,079	146,079	142,330	142,713
Customers’ liability under acceptances	5,498	5,024	5,243	5,611	6,460
Allowance for credit losses (Note 3)	(1,487)	(1,667)	(1,737)	(1,785)	(1,898)

	158,046	156,436	149,585	146,156	147,275

Other Assets
Derivative financial instruments	19,325	21,424	22,095	21,216	21,931
Premises and equipment	2,021	2,030	2,027	2,045	2,069
Goodwill	1,589	1,415	1,343	1,334	1,388
Intangible assets	549	578	567	589	668
Other	9,005	11,507	12,544	10,504	10,688

	32,489	36,954	38,576	35,688	36,744

Total Assets	$261,944	$273,056	$265,394	$256,494	$257,685

Liabilities and Shareholders’ Equity

Deposits
Banks	$22,320	$23,996	$26,584	$24,755	$26,091
Businesses and governments	81,678	84,465	75,951	72,405	69,289
Individuals	77,061	76,466	75,534	74,391	75,522

	181,059	184,927	178,069	171,551	170,902

Other Liabilities
Derivative financial instruments	18,081	19,959	21,802	20,715	21,152
Acceptances	5,498	5,024	5,243	5,611	6,460
Securities sold but not yet purchased	10,295	10,624	9,669	8,255	8,307
Securities sold under repurchase agreements	20,940	24,842	23,712	23,765	23,506
Other	9,984	11,783	11,503	11,259	12,061

	64,798	72,232	71,929	69,605	71,486

Subordinated Debt	2,462	2,488	2,460	2,856	2,907

Shareholders’ Equity
Share capital (Note 6)	5,264	5,229	5,197	5,108	5,089
Contributed surplus (Note 2)	8	21	20	3	2
Net unrealized foreign exchange gain (loss)	(173)	(57)	(178)	(195)	41
Retained earnings	8,526	8,216	7,897	7,566	7,258

	13,625	13,409	12,936	12,482	12,390

Total Liabilities and Shareholders’ Equity	$261,944	$273,056	$265,394	$256,494	$257,685

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

18  BMO Financial Group Third Quarter Report 2004

Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2004	July 31, 2003	July 31, 2004	July 31, 2003
Preferred Shares
Balance at beginning of period	$1,446	$1,480	$1,446	$1,517
Translation adjustment on shares issued in a foreign currency (Note 2)	—	(8)	—	(45)

Balance at End of Period	1,446	1,472	1,446	1,472

Common Shares
Balance at beginning of period	3,783	3,543	3,662	3,459
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	15	12	44	35
Issued under the Stock Option Plan	43	34	145	92
Issued on the exchange of shares of subsidiary corporations	1	1	2	4
Issued on the acquisition of a business	—	27	—	27
Repurchased for cancellation (Note 6)	(24)	—	(35)	—

Balance at End of Period	3,818	3,617	3,818	3,617

Contributed Surplus
Balance at beginning of period	21	1	3	—
Stock option expense (Note 5)	2	1	5	2
Gain on treasury shares, net of applicable income taxes (Note 2)	—	—	15	—
Common shares repurchased for cancellation (Note 6)	(15)	—	(15)	—

Balance at End of Period	8	2	8	2

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(57)	97	(195)	419
Unrealized gain (loss) on translation of net investments in foreign operations	(312)	(179)	82	(1,046)
Hedging gain (loss)	301	175	(93)	1,034
Income taxes	(105)	(52)	33	(366)

Balance at End of Period	(173)	41	(173)	41

Retained Earnings
Balance at beginning of period	8,216	6,939	7,566	6,499
Net income	654	504	1,788	1,312
Dividends – Preferred shares	(20)	(21)	(59)	(62)
– Common shares	(200)	(164)	(576)	(491)
Common shares repurchased for cancellation (Note 6)	(124)	—	(193)	—

Balance at End of Period	8,526	7,258	8,526	7,258

Total Shareholders’ Equity	$13,625	$12,390	$13,625	$12,390

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2004  19

Consolidated Financial Statements

Consolidated Statement of Cash Flows
(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2004	July 31, 2003	July 31, 2004	July 31, 2003
Cash Flows from Operating Activities
Net income	$654	$504	$1,788	$1,312
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	10	27	44	114
Net gain on sale of investment securities	(15)	(39)	(182)	(65)
Net (increase) decrease in trading securities	4,027	(620)	18	(11,518)
Provision for credit losses	(110)	90	(90)	360
Gain on sale of securitized loans	(34)	(38)	(99)	(119)
Change in derivative financial instruments
Decrease in derivative asset	2,099	2,895	1,891	177
Decrease in derivative liability	(1,878)	(3,576)	(2,634)	(943)
Amortization of premises and equipment	90	92	269	285
Amortization of intangible assets	27	28	79	90
Future income tax expense (benefit)	58	(42)	136	(46)
Net increase (decrease) in current income taxes	94	147	(1,004)	282
Change in accrued interest
(Increase) decrease in interest receivable	29	95	(19)	90
Increase (decrease) in interest payable	13	(110)	(53)	(227)
Changes in other items and accruals, net	1,556	(34)	831	1,182

Net Cash Provided by (Used in) Operating Activities	6,620	(581)	975	(9,026)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(5,094)	5,467	8,074	9,064
Net increase (decrease) in securities sold but not yet purchased	(329)	(328)	2,040	653
Net decrease in securities sold under repurchase agreements	(3,902)	(2,287)	(2,825)	(1,290)
Net increase (decrease) in liabilities of subsidiaries	(142)	307	131	686
Repayment of subordinated debt	—	(250)	(400)	(752)
Proceeds from issuance of common shares	58	46	189	127
Proceeds from sale of treasury shares	—	—	149	—
Common shares repurchased for cancellation	(163)	—	(243)	—
Dividends paid	(220)	(185)	(636)	(553)

Net Cash Provided by (Used in) Financing Activities	(9,792)	2,770	6,479	7,935

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	2,066	(4,264)	(644)	(1,390)
Purchase of investment securities	(5,070)	(7,564)	(20,172)	(21,388)
Maturities of investment securities	3,626	3,736	10,712	15,378
Proceeds from sales of investment securities	4,134	2,546	14,205	5,648
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	(3,243)	283	(9,606)	477
Proceeds from securitization of loans	483	—	879	—
Net (increase) decrease in securities purchased under resale agreements	2,068	3,125	(2,019)	1,614
Premises and equipment — net purchases	(49)	(73)	(210)	(188)
Acquisitions (Note 4)	(314)	(20)	(383)	(91)

Net Cash Provided by (Used in) Investing Activities	3,701	(2,231)	(7,238)	60

Net Increase (Decrease) in Cash and Cash Equivalents	529	(42)	216	(1,031)
Cash and Cash Equivalents at Beginning of Period	2,202	2,712	2,515	3,701

Cash and Cash Equivalents at End of Period	$2,731	$2,670	$2,731	$2,670

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

20  BMO Financial Group Third Quarter Report 2004

Notes to Consolidated Financial Statements
For the nine months ended July 31, 2004 (Unaudited)

Note 1     Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2003 as set out on pages 70 to 101 of our 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2003, except as described in Note 2.

Note 2     Changes in Accounting

Changes in Accounting Policy

Sources of GAAP
Effective November 1, 2003, we adopted new accounting requirements of the Canadian Institute of Chartered Accountants that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards. As a result of these new requirements, we made the following changes to our accounting policies effective November 1, 2003:

(a)	Mortgage Prepayment Fees
Mortgage prepayment fees are recognized in income when the related mortgages are prepaid or renegotiated. Prior to November 1, 2003, mortgage prepayment fees were deferred and amortized to income over the average remaining term of the related mortgages. In adopting this new policy we recorded in income the balance of deferred mortgage prepayment fees as at November 1, 2003 of $42 million.

(b)	Treasury Shares
Purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity, with any gain included in contributed surplus. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues.

(c)	Software Development Costs
Certain costs of internally developed software are capitalized and amortized over the estimated useful life of the software of three to five years. Prior to November 1, 2003, only certain external costs of internally developed software were capitalized and amortized over the estimated useful life of the software.

(d)	Preferred Shares
We are no longer changing the rate at which our U.S. dollar denominated preferred shares are translated into Canadian dollars. Prior to November 1, 2003, we adjusted the carrying value of these shares in shareholders’ equity to reflect changes in the exchange rate.

The impact of these changes in accounting policy on our Consolidated Statement of Income is as follows:

	For the three	For the nine
	months ended	months ended
(Canadian $ in millions, except earnings per share figures)	July 31, 2004	July 31, 2004
Increase (decrease) to net income
Interest, Dividend and Fee Income — Loans (see (a) above)	$6	$49
Non-Interest Revenue — Trading revenues (see (b) above)	—	(26)
Non-Interest Expense — Employee compensation (see (c) above)	15	39
Non-Interest Revenue — Foreign exchange, other than trading (see (d) above)	(13)	3

Income Before Provision for Income Taxes	8	65
Income taxes	(3)	(22)

Net Income	$5	$43

Earnings per share
Basic	$0.02	$0.09
Diluted	0.02	0.09

We continue our assessment of the implications of the new accounting requirements related to sources of GAAP, primarily with respect to our current practice of offsetting certain items in transit in our Consolidated Balance Sheet.

Change in Accounting Estimate
During the second quarter, we increased the estimate of the liability associated with our customer loyalty program. The change in estimate was due to rising reward redemption rates. The impact of this change on our Consolidated Statement of Income was a reduction in non-interest revenue — card fees of $51 million, a decrease in income taxes of $18 million and a decrease in net income of $33 million.

BMO Financial Group Third Quarter Report 2004  21

Notes to Consolidated Financial Statements

Note 3     Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider to be adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments and guarantees is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2004	2003	2004	2003
Balance at beginning of period	$1,667	$1,941	$1,791	$1,949
Provision for credit losses
Specific	(70)	90	30	360
General	(40)	—	(120)	—
Recoveries	60	15	106	60
Write-offs	(109)	(127)	(339)	(381)
Foreign exchange and other	(21)	(15)	19	(84)

Balance at end of period	$1,487	$1,904	$1,487	$1,904

Comprised of:
Loans	$1,487	$1,898	$1,487	$1,898
Other credit instruments	—	6	—	6

Note 4     Acquisitions

New Lenox State Bank
On June 1, 2004, we completed the acquisition of all outstanding voting shares of New Lenox State Bank (“NLSB”), a full-service community bank in Will County, Illinois, for total cash consideration of $314 million. The results of NLSB’s operations have been included in our consolidated financial statements since that date. The acquisition of NLSB will expand the Bank’s distribution network in the Will County, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over eight years. NLSB is part of our Personal and Commercial Client Group.

Lakeland Community Bank
On March 1, 2004, we completed the acquisition of all outstanding voting shares of Lakeland Community Bank (“LCB”), a full-service community bank in Lake County, Illinois, for total cash consideration of $49 million. The results of LCB’s operations have been included in our consolidated financial statements since that date. The acquisition of LCB assists the Bank’s efforts towards further expansion in and around the Lake County, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. LCB is part of our Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

	New Lenox	Lakeland
(Canadian $ in millions)	State Bank	Community Bank
Cash resources	$111	$13
Securities	393	31
Loans	774	181
Premises and equipment	32	3
Goodwill	185	28
Core deposit intangible asset	34	2
Other assets	48	2

Total assets	1,577	260

Deposits	1,225	209
Other liabilities	38	2

Total liabilities	1,263	211

Purchase price	$314	$49

                                Purchase price allocations are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

22  BMO Financial Group Third Quarter Report 2004

Note 5     Employee Compensation

Stock Options

During the nine months ended July 31, 2004, we granted a total of 1,644,400 stock options. The weighted-average fair value of these options was $10.63 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the nine months ended July 31, 2004
Expected dividend yield	2.6%
Expected share price volatility	23.2%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2004	2003	2004	2003
Stock option expense included in employee compensation expense	$2	$1	$5	$2

Net income, as reported	$654	$504	$1,788	$1,312
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	6	11	23	32

Pro forma net income	$648	$493	$1,765	$1,280

Earnings per share
Basic, as reported	$1.27	$0.97	$3.45	$2.52
Basic, pro forma	1.25	0.95	3.40	2.46
Diluted, as reported	1.24	0.95	3.36	2.47
Diluted, pro forma	1.22	0.93	3.31	2.41

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2004	2003	2004	2003
Defined benefit pension	$46	$40	$136	$117
Defined contribution pension	2	2	8	7
Canada and Quebec pension plans	12	10	39	37
Other employee future benefits	16	13	46	39

Total	$76	$65	$229	$200

Note 6     Share Capital

On August 8, 2003, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15 million common shares, approximately 3% of our outstanding common shares. During the three months ended July 31, 2004, we repurchased 3,055,100 shares at an average cost of $53.25 per share, totalling $163 million. During the nine months ended July 31, 2004, we repurchased 4,555,100 shares at an average cost of $53.38 per share, totalling $243 million.

On August 6, 2004, we announced a new normal-course issuer bid, commencing August 10, 2004 and ending August 6, 2005 under which we may purchase for cancellation up to a further 15 million common shares.

Outstanding Share Capital (a)
(Canadian $ in millions, except as noted)	July 31, 2004
		Principal
	Number	Amount	Convertible into...
Preferred Shares
Class B — Series 3	16,000,000	$400	common shares (b)
Class B — Series 4	8,000,000	200	common shares (b)
Class B — Series 5	8,000,000	200	—
Class B — Series 6	10,000,000	250	common shares (b)
Class B — Series 10 (c)	12,000,000	396	common shares (b)

		1,446
Common Shares	501,024,660	3,818	—

Total outstanding share capital		$5,264

Stock options issued under stock option plan		n/a	31,709,919 common shares

(a)	For additional information refer to Note 17 to our consolidated financial statements for the year ended October 31, 2003 on pages 90 and 91 of our 2003 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a	not applicable

On August 24, 2004, we announced that we will redeem our Class B — Series 3 Preferred shares for $25.50 per share plus any declared and unpaid dividends effective September 30, 2004. The excess of the redemption price over carrying value of approximately $8 million will be charged to retained earnings.

BMO Financial Group Third Quarter Report 2004  23

Notes to Consolidated Financial Statements

Note 6     Share Capital (cont’d)

Future Change in Accounting Policy
On November 1, 2004, we will adopt new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that certain financial instruments that are ultimately convertible into common shares at the holders’ option will be classified as liabilities. Under the new rules, we will reclassify our Preferred shares Class B — Series 4 and 6 from share capital to liabilities on November 1, 2004. As a result the dividends on these shares will be recorded as interest expense. After consideration of the redemption of the Class B — Series 3 Preferred shares, the adoption of these new rules is expected to increase our interest expense by approximately $20 million and decrease our net income by approximately $20 million in the year ending October 31, 2005. The interest expense and net income impacts are the same because the preferred shares dividends are not deductible for tax purposes. This change will not have any impact on earnings per share or net income available to common shareholders since preferred share dividends are currently deducted from net income in determining these measures.

Under these new accounting requirements we will also reclassify $1,150 million of our non-controlling interest in subsidiaries to liabilities and the related non-controlling interest in subsidiaries reported in the Consolidated Statement of Income will be recorded as interest expense. As a result, our interest expense will increase by approximately $75 million, our non-controlling interest in subsidiaries will decrease by approximately $45 million and income taxes will decrease by approximately $30 million in the year ending October 31, 2005, with no impact on net income.

When we adopt the new rules, we will restate our consolidated financial statements to reflect the change in prior periods.

Note 7     United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2004	2003	2004	2003
Net Income — Canadian GAAP	$654	$504	$1,788	$1,312
United States GAAP adjustments	55	17	(88)	(30)

Net Income — United States GAAP	$709	$521	$1,700	$1,282

Earnings per share
Basic — Canadian GAAP	$1.27	$0.97	$3.45	$2.52
Basic — United States GAAP	1.37	1.00	3.27	2.46
Diluted — Canadian GAAP	1.24	0.95	3.36	2.47
Diluted — United States GAAP	1.33	0.98	3.18	2.41

Change in Accounting Policy
On January 31, 2004 we adopted a new United States GAAP accounting standard on accounting for variable interest entities (VIEs). Under this new standard we must consolidate these VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. The impact of this change in accounting policy on January 31, 2004, increased total assets by $22,043 million and total liabilities by $22,154 million and the one-time transition adjustment reduced net income, basic earnings per share and diluted earnings per share by $111 million, $0.23 and $0.22, respectively, for United States GAAP reporting. The total net income impact of adopting this new standard for United States GAAP reporting was an increase of $85 million for the three months ended July 31, 2004, (a decrease of $30 million for the nine months ended July 31, 2004). The one-time transition adjustment and the subsequent impacts on net income result primarily from marking to market derivatives of the VIEs. Although these derivatives are effective economic hedges, they do not meet the detailed hedge accounting requirements, and are marked to market.

Note 8     Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

(Canadian $ in millions, except as noted)

	Personal and						Corporate Support,
	Commercial		Private		Investment		including Technology
	Client Group (a)		Client Group (b)		Banking Group (c)		and Solutions (d)		Total Consolidated
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the three months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue (e)
Canada	$1,025	$994	$301	$294	$337	$318	$(12)	$(5)	$1,651	$1,601
United States	222	203	142	142	354	300	(29)	19	689	664
Other Countries	25	18	3	2	34	46	21	3	83	69

Total	$1,272	$1,215	$446	$438	$725	$664	$(20)	$17	$2,423	$2,334

Net Income
Canada	$224	$207	$61	$43	$102	$90	$23	$24	$410	$364
United States	28	24	(3)	(6)	119	68	48	6	192	92
Other Countries	20	15	1	2	15	30	16	1	52	48

Total	$272	$246	$59	$39	$236	$188	$87	$31	$654	$504

Average Assets ($ in billions)
Canada	$101.8	$94.4	$1.7	$1.5	$76.7	$78.6	$(3.5)	$(4.3)	$176.7	$170.2
United States	18.8	15.8	3.8	3.5	38.5	48.8	7.6	8.1	68.7	76.2
Other Countries	0.4	0.3	0.0	0.0	24.5	21.8	0.1	0.1	25.0	22.2

Total	$121.0	$110.5	$5.5	$5.0	$139.7	$149.2	$4.2	$3.9	$270.4	$268.6

24  BMO Financial Group Third Quarter Report 2004

Revenue, Net Income and Average Assets by Operating Group (cont’d)

(Canadian $ in millions, except as noted)

	Personal and						Corporate Support,
	Commercial		Private		Investment		including Technology
	Client Group (a)		Client Group (b)		Banking Group (c)		and Solutions (d)		Total Consolidated
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue (e)
Canada	$2,932	$2,909	$963	$847	$1,072	$878	$11	$(66)	$4,978	$4,568
United States	640	612	435	430	1,027	987	(35)	68	2,067	2,097
Other Countries	69	59	8	7	115	124	63	5	255	195

Total	$3,641	$3,580	$1,406	$1,284	$2,214	$1,989	$39	$7	$7,300	$6,860

Net Income
Canada	$591	$569	$176	$130	$314	$245	$158	$(8)	$1,239	$936
United States	82	67	(4)	(35)	292	219	2	23	372	274
Other Countries	55	48	5	5	53	70	64	(21)	177	102

Total	$728	$684	$177	$100	$659	$534	$224	$(6)	$1,788	$1,312

Average Assets ($ in billions)
Canada	$99.7	$92.5	$1.6	$1.5	$79.2	$76.3	$(3.6)	$(4.2)	$176.9	$166.1
United States	17.4	16.0	3.7	3.8	41.7	49.9	7.5	8.6	70.3	78.3
Other Countries	0.5	0.3	0.0	0.0	23.9	18.5	0.1	0.1	24.5	18.9

Total	$117.6	$108.8	$5.3	$5.3	$144.8	$144.7	$4.0	$4.5	$271.7	$263.3

Goodwill (As At)	$626	$419	$866	$890	$94	$76	$3	$3	$1,589	$1,388

(a)	Personal and Commercial Client Group (P&C) Canada’s financial service providers offer a full range of products and services through direct banking channels such as branches, telephone banking, online banking via bmo.com, and a network of automated banking machines. P&C also includes Chicagoland Banking which serves individuals and small business/commercial middle-market business clients with a full suite of financial products and services through a Community Bank model emphasizing local knowledge and commitment.

(b)	Private Client Group (PCG) brings together all of the Bank’s wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect, and grow their financial assets.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

(d)	Corporate Support includes the corporate units that provide expertise and governance support to the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. The group’s operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and the Bank’s overall asset-liability structure. Technology and Solutions manages, maintains and governs information technology, processing, real estate and sourcing for the Bank. The group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis, which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pre-tax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment is applied to tax free income on all preferred and common shares. The taxable equivalent adjustment for the Bank was $32 million for the three months ended July 31, 2004, and $109 million for the nine months ended July 31, 2004. The comparative taxable equivalent adjustments for 2003 were $27 million and $110 million, respectively.

Basis of presentation of results of operating groups:
Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.

Generally, provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are allocated to the Corporate Support Group.

Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for consolidated PCL which is based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group Third Quarter Report 2004  25